# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SatixFy Communications Ltd., CIK 0001915403
CUSIP: M82363124
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 12 Hamada Street, Rechovot, Israel (L3), 670315
Date of event which requires filing of this statement: 07/02/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001951230

## Reporting persons
- FP Credit Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FP Credit Partners GP II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- FP Credit Partners GP II Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Francisco Partners Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SatixFy Communications Ltd.
Address of issuer's principal executive offices: 12 Hamada Street, Rechovot 670315, Israel

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below:

(i) FP Credit Partners II, L.P.

(ii) FP Credit Partners GP II, L.P.

(iii) FP Credit Partners GP II Management, LLC

(iv) Francisco Partners Management, L.P.
Address of principal business office or, if none, residence:
One Letterman Drive
Building C, Suite 410
San Francisco, CA 94129
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0.00
Percent of class: 0.0
Sole power to vote or to direct the vote: 0.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 0.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FP Credit Partners II, L.P.: /s/ Steve Eisner, Steve Eisner/General Counsel and Chief Compliance Officer of FP Credit Partners GP II Management, LLC (07/29/2025)
- FP Credit Partners GP II, L.P.: /s/ Steve Eisner, Steve Eisner/General Counsel and Chief Compliance Officer of FP Credit Partners GP II Management, LLC (07/29/2025)
- FP Credit Partners GP II Management, LLC: /s/ Steve Eisner, Steve Eisner/General Counsel and Chief Compliance Officer (07/29/2025)
- Francisco Partners Management, L.P.: /s/ Steve Eisner, Steve Eisner/General Counsel and Chief Compliance Officer (07/29/2025)
Comment: EXHIBIT LIST
Exhibit A Joint Filing Agreement, dated as of November 22, 2023, by and among the Reporting Persons (incorporated herein by reference to Exhibit A to that certain Schedule 13G filed on November 22, 2023, by the Reporting Persons with the Securities and Exchange Commission).